UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moreton Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South 200 East, Suite 300
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Vos 952-777-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1785 W 2300 S	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MORETON CAPITAL MARKETS, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2020

MORETON CAPITAL MARKETS, LLC

TABLE OF CONTENTS

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Moreton Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moreton Capital Markets, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Moreton Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Moreton Capital Markets, LLC's management. Our responsibility is to express an opinion on Moreton Capital Markets, LLC 's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moreton Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Moreton Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Moreton Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company
Haynie & Company
Salt Lake City, Utah
March 1, 2021

We have served as Moreton Capital Markets, LLC's auditor since 2016.

OATH OR AFFIRMATION

I, Eric Vos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moreton Capital Markets, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E- Vos
Signature

President
Title

Brenda Pricco
Notary Public

BRENDA K PRICCO
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORETON CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current assets:	
Cash	$ 942,085
Commissions receivable	274,681
Deposits & prepaid expenses	27,373
Total current assets	1,244,139
Restricted Cash Deposit	50,000
Total long term assets	50,000
Total Assets	$ 1,294,139

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 195,274
Total current liabilities	195,274
Members' equity	1,098,865
Total Liabilities and Members' Equity	$ 1,294,139

The accompanying notes are an integral
part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Commissions and fees	$ 2,642,095
Interest income	2,393
Gain on PPP Loan Forgiveness	145,800
Total revenues	2,790,288
Expenses:	
Salaries, commissions and benefit expense	1,884,158
Brokerage expense	102,564
Trading platform systems	129,157
Bank custody fees	23,379
Office rent & services	51,841
Office equipment and supplies	44,077
Professional fees	57,616
Travel and entertainment	9,707
Insurance	8,653
Regulatory fees	25,771
Education and training	4,004
Service charges	3,937
Miscellaneous expense	869
Total expenses	2,345,733
Net Income	$ 444,555

The accompanying notes are an integral
part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net Income	$ 444,555
Gain on PPP loan forgiveness	(145,800)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	(97,820)
Deposits and prepaid expenses	(8,267)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	73,310
Net cash provided by operating activities	265,978
Cash flows from investing activities	-
Cash flows from financing activities:	
Proceeds from PPP loan	145,800
Capital Distributions:	(137,660)
Net cash used in financing activities	8,140
Net increase in cash	274,118
Cash, beginning of year	667,967
Cash, end of year	$ 942,085

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ --
Interest	$ --

The accompanying notes are an integral part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Members' equity, December 31, 2019	$ 791,970
Capital distributions	(137,660)
Net income	444,555
Members' equity, December 31, 2020	$ 1,098,865

The accompanying notes are an integral
part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Capital Markets, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Operating Agreement of Moreton Capital Markets, LLC dated March 1, 2016. The Operating Agreement provides that the Company is to terminate on December 31, 2054 unless terminated earlier in accordance with the terms of the Operating Agreement.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in 2004. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally focused on the purchase and sale of investment grade fixed income securities to institutional clients, the company also has a limited sharing of commissions with two other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. In December of 2015 the Company filed a new continuing member application with FINRA and was approved to be a trading broker dealer clearing through RBC correspondent services. The company holds no securities inventory. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Revenue Recognition

The Company follows the guidance of ASC 606, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Commission revenue is recorded in the accounts on a settle date basis, which is the day the transaction is executed. Commission revenue is transferred by RBC to the company operating account every 30 days usually on the third business day of the new month. Fees are recorded when earned and transactions have been fully consummated. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership have been transferred to the customer.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3 under paragraph (k)(2)(ii)).

d. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents. The Company has entered into an agreement with RBC Correspondent Services as a clearing firm for future trading activity. The agreement requires a minimum clearing deposit balance of $50,000. As of December 31, 2020, a balance of $50,000 was classified as restricted cash.

e. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

f. Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns. Interest and penalties would also be shared by the members based on their ownership percentage.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of ASC 740. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the tax years prior to 2012.

g. Fair Value of Financial Instruments

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

h. Paycheck Protection Program Loan

The Company obtained a PPP loan in the amount of $145,800 in April 2020. This loan was forgiven by the SBA in November 2020.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from our clearing agent, RBC, for commissions and revenue earned through December 31, 2020. Amounts received after year end, for services of the prior year were classified as commissions receivable. Amounts classified as commissions receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

3. RELATED PARTY TRANSACTIONS

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $31,210 was charged to operations during the year ended December 31, 2020. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2020 are $28,740 through December 2021.

4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2020, the Company's net capital was $1,071,492 which was $1,058,474 in excess of the $13,018 minimum required.

5. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at two financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, the Company had one account at one institution that exceeded the FDIC insured amount by $242,916. In addition, the company holds cash in a money market mutual fund, which is subject to protections of SEC rule 2a-7.

7. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in note 1d, the Company's has entered into a clearing relationship with RBC Correspondent Services. The Company also shares commissions with another FINRA member firm for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company's results of operations.

8. PREFERRED OWNERSHIP

William R. Moreton has contributed $400,000 towards the capital of the firm, which is classified as preferred equity. In liquidation event, Mr. Moreton's $400K contribution has priority over other owners' equity, and no dividends are to be paid to other owners until the $400,000 preferred equity has been repurchased by the Company. The Company has the option to repurchase preferred shares at any time.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 1, 2021, the date on which the financial statements were available to be issued and has determined there are no additional subsequent events to be reported.

MORETON CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2020

MORETON CAPITAL MARKETS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2020

Total members' equity	$1,098,865
Deduct: equity not allowable for net capital	--
Total members' equity qualified for net capital	1,098,865
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	1,098,865
Total non-allowable assets from the Statement of Financial Condition	(27,373)
Total other deductions	--
Total deductions and/or charges	(27,373)
Net capital before haircuts on securities positions	1,071,492
Haircuts on securities	--
Net capital per audit	$ 1,071,492

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$1,071,493
Net decrease in members' equity	(1)
Net (increase) in non-allowable assets	--
Net capital per audit	$1,071,492

MORETON CAPIAL MARKETS, LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2020

Total Aggregate Indebtedness	$195,274
Ratio of aggregate indebtedness to net capital	.182 : 1

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Moreton Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Moreton Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Moreton Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Moreton Capital Markets, LLC stated that Moreton Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Moreton Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moreton Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 1, 2021

EXEMPTION REPORT

Moreton Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Eric Vos, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Eric Vos Digitally signed by Eric Vos Date: 2021.02.16 07:38:27 -06'00'

Eric Vos
President
Moreton Capital Markets, LLC